UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

12028288

Received SEC

DEC 2 1 2012

Washington, DC 20549

December 21, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/21/12

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
richard.grossman@skadden.com

Re: American Express Company
Incoming letter dated December 11, 2012

Dear Mr. Grossman:

This is in response to your letter dated December 11, 2012 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter W. Lindner
*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 11, 2012

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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NEW YORK 10036-6522

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December 11, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of American Express Company (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of Mr. Peter W. Lindner (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of shareholders (the "2013 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 30, 2012 including a cover email, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the Proposal is set forth below.

> Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance on its provisions, especially with regard to discrimination against employees, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This shall include a Truth Commission, patterned after the Truth Commissions used in South Africa to end Apartheid, for instance.

SIMILARITY TO PRIOR PROPOSALS

As an initial matter, the Company notes that the Proposal is substantially identical to the proposals (each, a "Prior Proposal") that the Proponent submitted for inclusion in the Proxy Materials for each of the Company's 2007, 2008, 2009, 2010, 2011 and 2012 annual meetings of shareholders. The Staff concurred with the exclusion of each of the Prior Proposals pursuant to (i) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for the submission of shareholder proposals (in the case of the 2008, 2010 and 2012 annual meetings); (ii) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations (in the case of each of the 2007 and 2009 annual meetings); and (iii) Rule 14a-8(i)(4) as a matter relating to the redress of a personal claim or grievance (in the case of the 2011 annual meeting). A copy of the Prior Proposals submitted by the Proponent in connection with the 2007, 2008, 2009, 2010, 2011 and 2012 annual meetings, together with the Staff's response to the Company's no-action request letters related thereto, are attached as Exhibits B, C, D, E, F and G, respectively.

We also note that three separate courts have ruled that the Prior Proposals were excludable. In connection with a lawsuit that the Proponent brought against the Company, the Proponent, notwithstanding the Staff's no-action letter, sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2009 annual meeting of shareholders. In a bench ruling upholding the Staff's no-action letter and finding that the Company did not need to include the Prior Proposal in its proxy materials, U.S. District Court Judge John G. Koetl stated, "[i]n light of the deference accorded to the no-action letter, the plaintiff has failed to show a likelihood of succeeding on the merits of a claim that his shareholder proposal must be included in [the Company's] proxy materials."

Transcript of Preliminary Injunction Hearing at 27:20-25, Peter W. Lindner v. American Express et. al, No. 06 Civ. 3834 (S.D.N.Y. April 23, 2009).

Additionally, in connection with a separate lawsuit filed in January 2010 (the "First 2010 Action"), the Proponent ultimately sought a court order regarding the Prior Proposal that the Proponent submitted to the Company in connection with the Company's 2011 annual meeting of shareholders (the "2011 Annual Meeting"). In the First 2010 Action, on June 27, 2011, James L. Cott, United States Magistrate Judge recommended that "the Court should also dismiss Lindner's claims relating to the 2011 proposal because American Express properly excluded that proposal under SEC Rules l4a-8(i)(4) and l4a-8(i)(7)." On August 15, 2011, U.S. District Court Judge Jed S. Rakoff entered an order adopting Magistrate Judge Cott's recommendation, and on August 20, 2011, he entered an order reaffirming the August 15, 2011 order. The Proponent filed to appeal this ruling to the United States Court of Appeals for the Second Circuit, and such Court issued an order on January 11, 2012 dismissing the Proponent's appeal.

Simultaneously, while his application to proceed *in forma pauperis* in the First 2010 Action was pending, in March 2010 the Proponent sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2010 annual meeting of shareholders (the "2010 Annual Meeting") (the "Second 2010 Action"). In the Second 2010 Action, U.S. District Court Judge Sidney H. Stein upheld the Staff's no-action letter and found that the Company did not need to include the Prior Proposal in its proxy materials, stating that "because it is untimely, in part because there's support for that position in the no-action letter of the SEC, I'm finding that [the Company] has no obligation to include [the Proponent's] request for a proposal on the ballot to go to the shareholders." Transcript of Preliminary Injunction Hearing and Trial at 15:12-16, Peter Lindner v. American Express et. al, No. 10 Civ. 2267 (S.D.N.Y. April 2, 2010).

The Proponent filed a complaint against the Company and others in the Southern District of New York in April 2012 alleging, with respect to the Company, that the Company misled the Court in connection with the prior litigations described above, and such case was dismissed *sua sponte* by the Court on May 7, 2012.

Certain of the Court orders and transcripts from the prior litigations with the Proponent have been filed as exhibits to the Company's no-action request letters made with respect to the Prior Proposals.

This letter sets forth reasons for the Company's belief that the Proposal may be properly excluded from the Proxy Materials. These reasons are substantially similar to the reasons set forth in previous letters to the Staff that have been submitted by, or on behalf of, the Company in relation to exclusion of the Prior Proposals from the Company's proxy materials for its prior annual meetings.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(e)(2) because it was received after the deadline for submitting proposals, Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, and Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

1. The Company may omit the Proposal pursuant to Rule 14a-8(e)(2) because it was received after the deadline for submitting proposals.

On November 30, 2012, Mr. Joseph Sacca of Skadden, Arps, Slate, Meagher & Flom LLP, received an email from the Proponent that included the Proposal. A copy of the Proponent's email to Mr. Sacca is attached hereto as Exhibit A.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." However, a different deadline applies if "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The proxy statement for the 2012 Annual Meeting that was held on April 30, 2012, was first mailed to shareholders on or about March 21, 2012. The 2013 Annual Meeting is scheduled for a date that is within 30 days of the date on which the 2012 Annual Meeting was held. Because the Company held an annual meeting for its shareholders in 2012 and because the 2013 Annual Meeting is scheduled for a date that is within 30 days of the date of the 2012 Annual Meeting, under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date the Company's proxy statement in connection with the 2012 Annual Meeting was released to shareholders. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2012 proxy statement under the caption "Requirements and Deadlines for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders," which states that proposals of shareholders intended to be presented at the 2013 Annual Meeting must have been received by the Company "no later than November 19, 2012."

As indicated above, the Proponent emailed the Proposal to Mr. Sacca on November 30, 2012.[1] Mr. Sacca promptly forwarded this email to the Company, so the Company received the Proposal on November 30, 2012, well after the November 19th deadline established under the terms of Rule 14a-8. Therefore, the Proposal was not received by the Company until a date that was eleven (11) calendar days after the deadline for submission of Rule 14a-8 proposals for inclusion in the Proxy Materials.

Rule 14a-8(f) and SLB No. 14, clearly state that a proponent is not entitled to notice of a defect if the defect cannot be remedied, such as if a proposal is submitted after the deadline. SLB No. 14 states:

> **c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**
>
> The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if ... the shareholder failed to submit a proposal by the company's properly determined deadline[.]

Accordingly, since the Proposal was not submitted in a timely fashion, the Company was not required to notify the Proponent of such deficiency since it cannot be remedied.

The Staff has made it clear that it will strictly enforce the deadline for submission of proposals without inquiring as to the reasons for failure to meet the deadline, even in cases where the proposal is received only a few days late. *See*, e.g., *Verizon Communications, Inc.* (Jan. 7, 2011) (permitting exclusion of a proposal received one day after the submission deadline); *U.S. Bancorp* (Jan. 4, 2011) (permitting exclusion of a proposal received seven days after the submission deadline); Johnson *& Johnson* (Jan. 13, 2010) (same); and *Pro-Pharmaceuticals, Inc.* (Mar. 18, 2009) (permitting exclusion of proposal received two days after the submission deadline). In addition, as discussed above, the Staff has previously concurred with the exclusion of Prior Proposals that were submitted after the

---

1 We note that the Proposal was not delivered to the Company's "principal executive offices," but rather was sent to the counsel who has represented the Company in the litigation with the Proponent concerning the Prior Proposals.

deadline in connection with the Company's 2008, 2010 and 2012 annual meetings. *See* Exhibits C, E and G.

We respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded from the Proxy Materials because the Proposal was not submitted to the Company by the deadline calculated pursuant to Rule 14a-8(e)(2).

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the Proposal seeks to establish "mandatory penalties" for violations of the Company's Employee Code of Conduct (the "Code"), and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

The Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. Indeed, in substantially similar proposals made by the Proponent in 2007 and 2009, the Staff concurred with the Company's view that such Prior Proposals could be excluded from the Company's proxy materials "under rule 14a-8(i)(7), as relating to [the Company's] ordinary business operations (i.e., terms of its code of conduct)." *See* Exhibits B and D. Additionally, in *International Business Machines Corp.* (Jan. 7, 2010), the Staff, in granting no-action relief where a proponent requested that IBM restate and enforce its standards of ethical behavior, stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." In *AES Corp.* (Jan. 9, 2007), the

Staff granted no-action relief where the proponent sought to have AES establish an ethics oversight committee. Also, in *Monsanto Co.* (Nov. 3, 2005), the Staff granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in *NYNEX Corp.* (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also Transamerica Corp.* (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded on similar grounds.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears toward the Company and its management.

As noted above, the Staff concurred with the Company that a proposal that was substantially similar to the Proposal could be excluded from the Company's proxy materials in connection with the 2011 Annual Meeting pursuant to Rule 14a-8(i)(4) because "the proposal appears to relate to the redress of a personal claim or grievance against the company."

Like the proposal submitted to the Company in connection with the 2011 Annual Meeting, the fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proposal's supporting statement refers to alleged actions of Company employees, which the Proponent describes as "illegal and contrary to the June 2000 Amex-Lindner Contract signed by Amex." The supporting statement also alleges that an attorney representing the Company "falsely told the Court that Amex did not interfere with Lindner's filing with the SEC in 2007" and makes other claims related to the Proponent's personal contention with the Company. In addition, the supporting statement seeks to incorporate a video and a website "for deep background." The referenced website is composed primarily of blog entries by the Proponent dating back to January 2009, which all relate to the Proponent's personal grievance. In the latest blog entry, which is dated April 16, 2010, the Proponent states, among other things, "I'm fighting for my case." To the extent that the Proposal arises from the Proponent's personal dispute with the Company regarding the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company, including litigation relating to the Prior Proposals. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, the Proponent filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he subsequently brought another action against the Company, in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. The Proponent and the Company settled this action in November 2010. Additionally, the Proponent brought two separate actions against the Company in the U.S. District Court for the Southern District of New York to challenge the exclusion of two Prior Proposals (Civil Action No. 10 CV 2228; Civil Action No. 10 CV 2267).

Based in part on the repeated submission of substantially similar proposals over a period of several years, the Company believes that it is clear that the Proponent has submitted the Proposal in an effort to exact retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation and litigation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g., American Express Co.* (Jan. 13, 2011) (attached hereto as Exhibit F); *General Electric Co.* (Jan. 12, 2007); *Morgan Stanley* (Jan. 14, 2004), *International Business Machines Corp.* (Dec. 18, 2002); *International Business Machines Corp.* (Nov. 17, 1995); and *Pfizer Inc.* (Jan. 31, 1995).

We respectfully request the Staff's concurrence with the Company's view that, for the reasons outlined above, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(4) because it, like the Prior Proposal submitted by the Proponent in connection with the 2011 Annual Meeting, relates to the Proponent's personal claim or grievance against the Company.

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Richard J. Grossman

Attachments

cc: Carol V. Schwartz, Esq.
American Express Company

Mr. Peter W. Lindner (by email: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

From: Peter Lindner [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 30, 2012 1:35 PM
To: Sacca, Joseph N (NYC); cfletters@sec.gov
Subject: American Express: 2013 Shareholder Proposal

To the SEC:

Please see my American Express (Amex) Shareholder proposal which was wrongly omitted from several shareholder meetings since 2007 (as noted in the proposal itself, in violation of NY Law) and was wrongly argued by Amex as not being allowed, when in fact SEC rules expressly allow matters of "significant importance" such as "discrimination". This also says that Amex CEO Chenault gave misleading information to Shareholders, and falsely filed Sarbanes Oxley Compliance, which I hereby ask the SEC to forward to competent authorities for criminal and civil penalties.

To Joe Sacca, Esq.:

Please forward this request for my 2013 Shareholder proposal to Amex, and certify that I met the time requirement, and that I be both on the ballot for Board of Directors and that this Shareholder proposal be included in the proxy sent by Amex to shareholders. My letter for nomination to the Board is substantially the same as before, and incorporate that herein by reference (as was my June2000 Amex-Lindner contract incorporated in other agreements by reference.) I attach it also in Microsoft Word format, since as I have for 5 years, am open to settling this in an amicable fashion, including wording changes.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Friday, November 30, 2012 1:29 PM

Louise M. Parent
Executive Vice President and General Counsel
American Express
200 Vesey St
NYC, NY 10281

cc: SEC via email cfletters@sec.gov

Dear Ms. Parent:

Please acknowledge receipt and acceptance of this formal request for my 2013 Shareholder proposal to Amex, and certify that I met the time requirement, and that I be both on the ballot for Board of Directors and that this Shareholder proposal be included in the proxy sent by Amex to shareholders. My letter for nomination to the Board is substantially the same as before, and incorporate that herein by reference (as was my June2000 Amex-Lindner contract incorporated in other agreements by reference.)

AMERICAN EXPRESS: THE TEXT OF THE SHAREHOLDER ETHICS PROPOSAL 2013

*************Start of Shareholder Proposal 2013***************

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance on its provisions, especially with regard to discrimination against employees, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This shall include a Truth Commission, patterned after the Truth Commissions used in South Africa to end Apartheid, for instance.

CEO Chenault in the April 2013 meeting shall under oath and videotaped available on the internet explain

1. his management team's involvement in covering up the illegal actions of Qing and of Amex VP Jason Brown, Esq., and
2. why they were illegal and contrary to the June 2000 Amex-Lindner Contract signed by Amex.
3. why Attorney Joe Sacca of Skadden Arps falsely told the Court that Amex did not interfere with Lindner's filing with the SEC in 2007,
4. why Chenault lied to the Shareholders that Management (which includes VP Brown, and VP Qing, and President Gupta) complied with the Code, when Qing and Brown admitted on videotape in January 2009 under oath that they violated it, and
5. why Amex pressured a federal Judge to stop Shareholders and the SEC from seeing the videotaped admission of guilt by Qing & Brown.

The CEO shall file a yearly statement with the SEC of any monies paid directly or indirectly to any official in the USA, including Judges.

Amex shall fully comply with Sarbanes-Oxley and all its filings with the SEC including the Code of Conduct and with FRCP 26 on giving email and Electronically Stored Information (ESI) to all EEOC cases, even if detrimental to Amex by showing non-compliance with the law or any written contract signed by Amex.

CEO Chenault shall release all email and personnel files to complainants in EEOC matters (as is required by FRCP 26) and is standard for ALL employment disputes since 1997.

This Shareholder Proposal includes both

- a video www.youtube.com/watch?v=u1XmxQNWPEM
- and a website for deep background www.amexethics.blogspot.com

Amex shall petition the Court to release the video tapes owned and purchased by Peter Lindner. As in the Romney video of "47%" of the US do not pay income taxes, a mere transcript does not suffice, as it would be said to be "out of context," and the visual context and the entire speech can be examined to show that indeed the interpretation can be viewed as a piece of a whole.

This Shareholder Proposal is allowed under SEC rules of "significant matters", e.g. regarding discrimination.

*************End of Shareholder Proposal 2013***************

The above Shareholder Proposal is under 500 words:


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I certify that I own at least $2,000 in American Express Shares for over 5 years, and perhaps $20,000.

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Document titled: " The Text Of The Shareholder Ethics Proposal 2013 ver a.doc"

EXHIBIT B

January 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT C

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston
Special Counsel

EXHIBIT A

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) **Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) **Reasons for bringing such business to the annual meeting.**

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(II) **Name and address of shareholder bringing proposal:**

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT D

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 17, 2008

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Damon Colbert
Attorney-Adviser

re: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: September 6, 2008

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 20, 2009.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code has been breached and not enforced. Rather, management (VP and above) regard the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus over 500 voting shares in ISP and Retirement Plan. (Number to be confirmed by Amex.)

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT E

February 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 12, 2010

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

EXHIBIT A

12/29/2009 ***FISMA & OMB Memorandum M-07-16*** @0001/0003

DEC 2009
RECEIVED
Carol V Schwartz

Tuesday, December 29, 2009
Via Fax: 212-640-0135

To the Nominating Committee at American Express (Amex):

This is my annual letter[1] asking to be listed on the Proxy for April 2010 as a nominee for the Amex Board of Directors. I ask, some would use the word "demand", to be interviewed for that position, especially since Amex has gone to Federal Court not once (in 2007) but twice (in February 2009 also) to stop me from even communicating with Amex, its shareholders, the SEC and Secretary of the Corporation Stephen Norman. I intend to get a show cause order from USDJ Koeltl, as His Honor said last year that if I don't get my Shareholder Proposal on the proxy this year for 2010, I should get an order from him in January 2010. Last year I tried in March 2009, which His Honor USDJ Koeltl felt was too late.

Surely I must be a crazy person, whom Amex is trying to shield you from, or else I am a rational person whom they fear. I'd suggest the latter.

I am a bit repetitive, since I don't know what you have seen -- or, most likely not seen -- with regard to my being on the Board. Amex is once again trying to use might rather than reason; and with reason, Amex could make itself a better place for its employees, shareholders and customers. And, by the way, also obey US laws on discrimination.

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts (attached). Amex has formally admitted in Court that they have violated a written settlement agreement that Amex Banking President Ash Gupta and I signed in June 2000. We are beyond the point of "alleged violation." And worse, CEO Ken Chenault spoke to the Shareholder's Meeting in April 2009 and said that the Amex Code is working fine[2]. This may be a misleading statement, as defined by SEC regulations. The next month, Qing Lin who admitted breaching the June 2000 Amex-Lindner Contract had left Amex and his direct manager of 15 years. Ash Gupta to work for a competitor. Maybe Qing was fired, but maybe he quit with a bonus. In my case, it took 4 ½ years for the Amex Code to "work," and $45,000 in my legal bills (and counting), and Amex still has not fixed the "problem," although getting Qing to leave for his breach was a start.

I think you will find my Shareholder Proposal on a Truth Commission for Amex has a worthy public objective.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express. But I also wish you to personally respond to this letter, and not have some proxy at the Secretary of the Corporation's office reply to me.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Attachments:
Appendix 1: Letter to Secr. of the Corp. Stephen Norman of Shareholder Proposal dated September 6, 2008
Appendix 2: Shareholder Proposal of Mr. Lindner

[1] I was able to speak at the April 2009 Shareholder's meeting only by getting a court order in SDNY (Southern District of NY)

[2] Amex's lawyer Ms. Jean Park at Kelley Drye & Warren LLP refused to give me the transcript and/or video of Ken's remarks.

Appendix 1: Peter Lindner's letter of Friday, September 19, 2008 for becoming a member of Amex's Board of Directors

Friday, September 19, 2008

To the Nominating Committee at American Express (Amex):

I applied two years ago to be a director, and you turned me down.

I then applied to be an American Express director via the SEC.

However, as you may (or may not know), our company went to a Federal Judge and got a court order to stop me from communicating to the SEC, from attending the shareholder's meeting and from asking a question at the shareholders' meeting.

It cost me $20,000 in legal fees to get that overturned. The higher judge (US District Judge) felt there were four criteria to stop me, and I was right (and Amex wrong) on all 4. Moreover, there was an additional reason why Amex was wrong, which was cited in his footnote.

I have $80,000 worth of voting shares in Amex, and have not sold a single share in that time. I speak to you as a fellow shareholder and as a former employee.

Given that Amex wrongly stopped me from attending the meeting, and wrongly stopped me from communicating with the SEC (actually, they asked the Judge to retract the submission to the SEC, but the SEC said it could not be done, since a submission immediately goes to computers all over the world), I ask that you both interview me personally and find out if what I am saying is true.

And I point you to document DEF000370, which Amex has, which will show you that indeed Amex violated my rights as an "employee" (title VII of the Civil Rights Act of 1964 says "employee" covers former employees also, as ruled by a unanimous 1997 Supreme Court ruling), and this was recorded by a knowledgeable Amex VP / Lawyer. Moreover, you can read the sealed transcript, both of which I cannot give you, but Amex lawyers can show you to indicate what other restrictions were made upon me, and how the Amex lawyers went so far as to break a promise to the Court (on getting a written document) in order to stop me from going to the SEC, or nominating myself.

Surely, Amex can be a better corporation than these episodes would make you believe.

And that is one of the reasons why I am running for Director of American Express. There is an inherent goodness of Amex, and too often, a few employees -- and now maybe a few Vice Presidents and above -- lose sight of the virtues of Amex, and do foul things that are unworthy of this firm.

Let me digress with a parallel that may be apt: When a woman is raped, the defense attorney will sometimes try to smear the woman, and ask if she had sex before marriage, if she had an abortion, and various other things that have nothing to do with the fact that she was raped. It is as if she was a less than virtuous woman, and she was asking to be raped, nay, she wanted it and it was not rape. But those questions are asked in open Court in order to embarrass the woman and make her withdraw her accusation. Such is the case at Amex, where the lead attorney in the case said she wanted to know if I had sex with any Amex employees. Whether I have had that or not, it does not mean that it allows Amex to violate a written contract signed by Ash Gupta (Amex President of Banking) and me (Peter Lindner) in June of 2000. Surely, to use the well worn phrases of fifty years ago said to Senator McCarthy:

"Until this moment, Senator, I think I never gauged your cruelty or recklessness...."
[When McCarthy resumed his attack, Welch cut him short:]
"Let us not assassinate this lad further, Senator.... You've done enough. Have you no sense of decency, sir, at long last? Have you left no sense of decency?"[3]

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts.

And I think Amex would be a better place if such things were investigated. And, by the way, it is questionable whether I would have won as Director of Amex in April 2007. But you know that Amex's dirty tactics then and now (as recently as May2008) should not be called for in a civil election nor in a Fortune 500 company.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

[3] From http://en.wikipedia.org/wiki/Army-McCarthy_Hearings

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman (or to his replacement)
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 29, 2009

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2010.

Required Information pursuant to American Express Co. by-law 2.9:

(I) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(II) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT F

January 13, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 9, 2010

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission,'" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: November 8, 2010 (previously sent: September 22, 2010)

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2011. Please confirm the timely receipt of this proposal, which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. Please also respond to this proposal as if it were given during the normal timeframe of December 2010, so that we can agree on what should remain, and what Amex disagrees on whether certain facts are true.

Please also confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action

---

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:

> "Friday, April 06, 2007
>
> ...
>
> Dear Judge Koeltl,
>
> Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.
>
> **I repeat my advice to all parties that I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**
>
> As I have continued to do, I will abide by the confidentiality agreement.
>
> Sincerely,
>
> Peter W. Lindner"
>
> [Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

before Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that it refutes Amex's claims in writing and orally to The Court (in the person of The Honorable USDJ Koeltl) that Amex did not stop Peter Lindner from communicating with the SEC.
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 28, 2006, yet denied it in a letter to me that very next day in March 1, 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And whether both managers[3] of Qing & Jason (Ash Gupta and the head of the

---

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

"

10

94n3linc Motion

MR. SACCA: Good afternoon, your Honor. I will be very brief. I don't intend to repeat anything that was in our papers, unless your Honor would like clarification.

I would like to address just a couple points. One is the accusation that we've made misrepresentations to the Court about Mr. Lindner's ability to communicate with the SEC. There is in fact no evidence in the record that Mr. Lindner was under any prohibition from responding to the SEC in response to American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

[3] According to the "Whistleblower Policy" such information should be reported immediately to the General Counsel's Office ("GCO"), especially in violation of "the law and its Code of Conduct", and that insofar as Mr. Lindner understands, Amex has not disciplined Mr. Brown for violation of section 3.3, nor has followed section 3.5. Indeed, Amex may well have retaliated against Mr. Lindner as "whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true". In terms of the events of Mar/Apr2005, the "allegations of impropriety" which were not only what Mr. Lindner "reasonably believe[d] to be true", but were true in almost each and every respect, but denied by Amex for the five year period from July 2005 to the present of November 2010. In fact, had Amex followed their alleged Policies and Code, as well as following SOX and Title VII of the Civil Rights Act of 1964, this matter would have ended (for various reasons) in ten separate times over 5+ years:

- April 2005 (by Qing Lin, upon being asked for a job reference by FischerJordan, and then breaching the agreement of June 2000, but also the Code by not reporting to his manager of over a decade: Ash Gupta),
- July 2005 (by Ash Gupta, currently Amex's Banking President),
- December 2005 (by Stephen Norman, then Secretary of the Corporation),
- February 2006 (by Jason Brown, Amex's VP and General Counsel's Office),

GCO) were apprised in February 2006. Mr. Brown's actions may have also violated the Sarbanes-Oxley (SOX) law and SEC regulations on filing false or misleading documents (to wit: the Amex Code of Conduct and the Amex Whistleblower policies)

4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true. Amex has asked and succeeded in putting the videotaped

---

- April 2008 (by Amex's counsel, when turning over Jason Brown's handwritten notes re: Qing's breach),
- April 7 2009 (by Ash's interrogatories)
- April 2009 (by Amex's co-counsel's from Skadden and from Kelley Drye Warren, and Jason Brown)
- January 2009 (by Qing, Jason Brown, and Amex's counsel),
- April 2009 (by Ken Chenault's misleading statements to Shareholders, uncorrected by Ash, Qing & Jason),
- April 2010 (by Ken Chenault's misleading statements to Shareholders, uncorrected by himself).

"**Purpose of this Policy**

This policy establishes guidelines and procedures for handling whistleblower claims. Consistent with the Company's commitment to maintain the highest standards of integrity, which is one of its Blue Box Values, compliance with the law and its Code of Conduct is a responsibility that everyone in the organization must assume. By appropriately responding to allegations by employees, suppliers, customers or contractors that the Company is not meeting its legal obligations, the Company can better support an environment where compliance is the norm and thereby avoid a diminution in shareholder value.
[...]

3.3 Employee responsibilities

Employees suspecting serious breaches of policy or the law must report them immediately to their supervisors. [...]

3.5 Disciplinary measures

Once investigated, a decision on what course of action to take based on the findings of the investigation must be approved by the Company's General Counsel and the General Auditor. The heads of these two functions will apprise the Audit Committee of the Board of Directors as appropriate.

Disciplinary measures will depend on the circumstances of the violation and will be applied in consultation with Human Resources and the GCO. Consideration will be given to whether or not a violation is intentional, as well as to the level of good faith shown by an employee in reporting the violation or in cooperating with any resulting investigation or corrective measures.

3.6 Retaliation Against Whistleblowers

No adverse employment action, e.g., termination, counseling, lower rating, etc., may be taken against a whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true."
http://ir.americanexpress.com/phoenix.zhtml?c=64467&p=irol-govwhistle

questions and answers under oath in January 2009 that show that both Jason Brown and Qing admitted to the above violations of the Code, the June 2000 Contract, and SOX.

Required Information pursuant to American Express Co. by-law 2.9:

(I) (a) **Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) **Reasons for bringing such business to the annual meeting.**

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

"proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., 'significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees. Mr. Lindner is filing this as a pro-se litigant, and as a shareholder of over a decade, and has no legal counsel, as of this writing.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner November 8, 2010 *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT G

January 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 13, 2011

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
(or to whomever is in charge of Shareholder Proposals)
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: Wednesday, December 07, 2011

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2012. **Please confirm the timely receipt of this proposal, even though Mr. Sacca's letter today stated that the deadline was 2 weeks ago on November 23rd, 2011,** which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. I note that less than 10 business days have elapsed due to the Thanksgiving holiday weekend, and that the deadline is typically in the last week in December, and that Amex has two weeks to respond to my proposal and I have 14 days to cure it. I will consider that my defect. The quote is:

14-day notice of defect(s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

[SEC document on Rule 14a-8, **Date:** July 13, 2001]

Please **also** confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action before

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:

"**Friday, April 06, 2007**

...

Dear Judge Koekl,

Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.

I repeat my advice to all parties that **I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**

As I have continued to do, I will abide by the confidentiality agreement.

Sincerely,

Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 2006, yet denied it in a letter to me in March 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And that
4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true.

Required Information pursuant to American Express Co. by-law 2.9:

(f) **(a) Brief description of business proposal.**

In line with the laws and rules against employee **discrimination**, Amex shall amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) Reasons for bringing such business to the annual meeting.

Peter W. Lindner"
[Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

" 10
94n3linc Motion
MR. SACCA: Good afternoon, your Honor. I will be very brief. I don't intend to repeat anything that was in our papers, unless your Honor would like clarification.
I would like to address just a couple points. One is the accusation that we've made misrepresentations to the Court about Mr. Lindner's ability to communicate with the SEC. **There is in fact no evidence in the record that Mr. Lindner was under any prohibition from responding to the SEC** in response to American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: more than 100 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner December 7, 2011 NYC, NY